Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of BioLargo, Inc. on Form S-8 (File Nos. 333-225821, 333-153193, 333-113443, 333-103479, 333-102226, and 333-97839) of our report dated March 30, 2020, appearing in the Annual Report on Form 10-K of BioLargo, Inc. for the year ended December 31, 2019.

Our report dated March 30, 2020 contains an explanatory paragraph that states the Company has experienced recurring losses, negative cash flows from operations, has limited capital resources, a net stockholders’ deficit and significant debt obligations coming due in the near term.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ HASKELL & WHITE LLP

Irvine, California

March 31, 2020